Exhibit 99.86

DHX Media reports 2nd quarter results and increases dividend

15% Growth in Revenue and 40% Growth in Adjusted EBITDA

www.dhxmedia.com
TSX: DHX

HALIFAX, Feb. 13, 2014 /CNW/ - DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX), a leading independent producer, distributor and licensor of children’s entertainment content, is pleased to announce its financial results for the quarter ended December 31, 2013.

Highlights of Q2 2014 Results:
(All amounts in Canadian dollars)

•	Revenues increased by 15% to $30.4 million from $26.4 million for Q2 2013;

•	Gross margin increased to $17.8 million (59% of revenues), up 27% from $14.0 million for Q2 2013 (53% of revenues);

•	Adjusted EBITDA[1] increased 40% to $9.6 million, from $6.9 million in Adjusted EBITDA for Q2 2013;

•	Normalized net income increased 260% to $3.2 million ($0.03/share), from $0.9 million ($0.01/share) for Q2 2013; and

•	Dividend declared of $0.012 per share, an increase of 9% over last quarter.

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other non-recurring charges. (See Q2 2014 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Michael Donovan, CEO, DHX Media commented, “DHX Media delivered strong growth this quarter due to increases in proprietary production and licensing revenues, as well as margin expansion in our distribution business.”

Dividend Declaration

On February 13, 2014 the Board of Directors approved a dividend for the quarter of $0.012 on each common share outstanding to the shareholders of record at the close of business February 28, 2014 to be paid March 21, 2014, representing a 9% increase over last quarter’s dividend.

Analyst call details

The Company will hold a conference call for analysts to discuss its Q2 2014 financial results on Friday, February 14th, 2014 at 10:00 a.m. EST, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 64166583, until midnight EST Friday, February 21st.

Consolidated Statements of Income and Comprehensive Income Data

($000, except per share data)	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	30,355	26,358
Direct costs and expense of film and television produced	(11,975)	(10,900)
Expense of book value of acquired DHX Cookie Jar library	(559)	(1,474)
Gross margin	17,821	13,984
Selling, general, and administrative	(8,559)	(9,346)
Write-down of certain investment in film and television programs	(190)	-
Share of loss of associates	-	(56)
Amortization, finance and other expenses, net	(5,055)	(3,834)
Provision for income tax	(1,206)	(461)
Net income	2,811	287
Cumulative translation adjustment	(722)	130
Realized loss on available for sale investments	-	29
Change in fair value of available-for-sales investments, net of tax	-	(228)
Comprehensive income	2,089	218
Basic earnings per common share	0.03	0.00
Diluted earnings per common share	0.03	0.00
Weighted average common shares outstanding (expressed in thousands)
Basic	108,185	90,392
Diluted	112,284	93,537
Normalized net income	3,166	883
Basic normalized earnings per common share	0.03	0.01
Diluted normalized earnings per common share	0.03	0.01

Revenues

Revenues for Q2 2014 were $30.36 million, up 15% from $26.36 million for Q2 2013. The increase in Q2 2014 was due to a significant increase in proprietary production revenue, increases in M&L-owned revenue (including the addition of the Ragdoll assets), and increases in M&L-represented revenue (as the result of the inclusion of a full quarter of activity of CPLG), and was offset somewhat by decreases in producer and service fee and new media revenues.

Proprietary production revenues: Proprietary production revenues for Q2 2014 were $5.20 million, an increase of 42% compared to $3.66 million for Q2 2013. The 42% overall increase was 13% from acquisitive growth from DHX Cookie Jar, which contributed $1.59 million and organic growth of 29% or a contribution of $3.61 million.

For Q2 2014 and Q3 2013, the Company added 21.0 half-hours to the library. The breakdown for Q2 2014 is 21.0 half-hours - $5.20 million of proprietary film and television program production revenue versus the 14.0 half-hours for Q2 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and no half-hours in intellectual property (“IP”) rights for third party produced titles (7.0 half-hours for Rastamouse in Q2 2013). Q2 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

Distribution revenues: For Q2 2014, distribution revenues were up 2% to $9.48 million from $9.26 million for Q2 2013. Management was pleased with this result as last year’s comparative, Q2 2013, was an extremely robust quarter that benefited somewhat from quick sales wins as Q2 2013 was the first quarter for the combined DHX and Cookie Jar library. For Q2 2014, the Company closed significant deals, among others previously announced, as follows: Turner Broadcasting System Inc., SpiritClips LLC, SARL - IDP Video, Netflix, Viacom Inc., and ITV plc (CiTV). Also included in these figures are advertising and subscription VOD revenues, from our evolving Google (YouTube.com) relationship, of $0.69 million (Q2 2013-nil).

M&L-owned (including music and other royalty revenues): For Q2 2014, M&L-owned increased 76% to $7.37 million (Q2 2013-$4.19 million), which was ahead of Management’s expectations. For Q2 2014, after a very successful new holiday tour, Yo Gabba Gabba! Live! revenues were up 10% to $2.51 million (Q2 2013-$2.28 million) (see “Yo Gabba Gabba! Live! Tour Schedule Update” section of the MD&A for further details). For Q2 2014, other Yo Gabba Gabba! M&L was $0.68 million, down 28% from $0.95 million for Q2 2013, generally due to timing of renewals of licensing deals and the transition of certain major licenses. Management sees these as timing and transition delays and expects full year Yo Gabba Gabba! licensing revenues to be on track with previously disclosed 2014 Fiscal expectations.

The remaining M&L-owned was $4.18 million, up 335% (312% in organic revenue growth and 23% in acquisitive revenue growth) as compared to $0.96 million for Q2 2013. Organic growth was driven by increases in music and other royalties as the Company continues to have success in finding new ways to monetize its library. Management expects M&L-owned to be ahead of previously disclosed Fiscal 2014 expectations. Please see Outlook section for further details.

M&L-represented revenues: For Q2 2014, M&L-represented revenue was up 45% to $3.04 million or 10% per day, period over period compared to Q2 2013 at $2.10 million for 70 days of activity from CPLG, in line with Q2 2014 expectations as the UK and Europe continue to show signs of recovery. Management expects M&L-represented to be in line with previously disclosed Fiscal 2014 expectations.

Producer and service fee revenues: For Q2 2014, the Company earned $4.69 million for producer and service fee revenues, a decrease of 19% versus the $5.82 million for Q2 2013. This was due to Management’s decision to wind down its LA service studio and focus on its higher margin animation studios in Canada. The decrease is also due to increasing proprietary production (as noted above), specifically in producing animation in the Company’s Vancouver studio, which is utilizing more capacity for proprietary shows and less for service shows.

New Media and Rental revenues: For Q2 2014, new media revenues decreased 54% to $0.58 million (Q2 2013-$1.26 million) based primarily on scheduled timing of certain UMIGO deliverables, which is off to a slower start than expected. For Q2 2014, rental revenues were nil, versus Q2 2013 of $0.07 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Q2 2014 was $17.82 million, an increase in absolute dollars of $3.83 million or 27% compared to $13.99 million for Q2 2013. DHX is pleased to report the overall gross margin for Q2 2014 at 59% of revenue which was above the high-end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, M&L-owned revenues, and producer and service fee margins. Gross margin for Q2 2014 was calculated as revenues of $30.36 million, less direct production costs and expense of investment in film of $11.98 million and $0.56 million expense of book value of acquired DHX Cookie Jar library, (Q2 2013-$26.36 million less $10.90 million and less $1.47 million, respectively).

For Q2 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $1.47 million or 28%, net producer and service fee revenue margin of $2.66 million or 57%, distribution revenue margin of $6.78 million or 72% ($4.86 million or 51% when the remaining $1.92 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $3.77 million or 51%, M&L-represented revenue margin was $3.04 million or 100%, and new media margin of $0.10 million or 17%.

Production margin at 28%, based on product delivery mix, was slightly below the low-end of Management’s expectations. Producer and service fee margins can vary greatly and at 57% (as compared to 44% for Q2 2013) is above the high-end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 72% is above the high-end of Management’s expectations.

Operating Expenses

SG&A

SG&A costs for Q2 2014 were down 8% at $8.56 million compared to $9.34 million for Q2 2013. SG&A includes $0.35 million in non-cash share-based compensation (Q2 2013-$0.24 million). When adjusted, cash SG&A at $8.21 million was slightly above Management’s quarterly SG&A expectations.

EBITDA and Adjusted EBITDA

For Q2 2014, EBITDA was $9.10 million, up $5.65 million or 164% versus $3.45 million for Q2 2013. For Q2 2014, Adjusted EBITDA was $9.61 million, up $2.74 million or 40% over $6.87 million for Q2 2013. For Q2 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll and the pending Family Channel acquisition costs totalling $0.51 million (Q2 2013-$3.42 million for Cookie Jar acquisition and integration costs).

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com.

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children’s entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media’s full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company’s remaining shareholders and its effects on the Company’s earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company’s production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information: David A. Regan - EVP, Corporate Development & IR +1 902-423-0260

CO: DHX Media Ltd.

CNW 16:00e 13-FEB-14